UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Group Plc

Date:	6 September 2021

To:	London Stock Exchange
Australian Securities Exchange

Cc:	JSE Limited
New York Stock Exchange

For Release:	Immediately

Authorised for lodgement by:	Stefanie Wilkinson Group Company Secretary

BHP Group Plc – Notification of Major Interest in Shares

The attached notification was received on 3 September 2021 by BHP Group Plc from Norges Bank relating to a change of major interests in shares in BHP Group Plc.

BHP Group Limited ABN 49 004 028 077 Registered in Australia LEI WZE1WSENV6JSZFK0JC28 Registered Office: 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London, SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Group is headquartered in Australia

TR-1: Standard form for notification of major holdings

1.	Issuer Details

ISIN

GB00BH0P3Z91

Issuer Name

BHP GROUP PLC

UK or Non-UK Issuer

UK

2.	Reason for Notification

An acquisition or disposal of voting rights

3.	Details of person subject to the notification obligation

Name

Norges Bank

City of registered office (if applicable)

Oslo

Country of registered office (if applicable)

Norway

4.	Details of the shareholder

Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5.	Date on which the threshold was crossed or reached

02-Sep-2021

6.	Date on which Issuer notified

03-Sep-2021

7.	Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	4.940100	0.000000	4.940100	104338437
Position of previous notification (if applicable)	5.01	0.001	5.01

8.	Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A.	Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BH0P3Z91	101234437		4.793140
US05545E2090	3104000		0.146960
Sub Total 8.A	104338437		4.940100%

8B1.	Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/ conversion period	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
Sub Total 8.B1

8B2.	Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/ conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Sub Total 8.B2

9.	Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10.	In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11.	Additional Information

12.	Date of Completion

03-Sep-2021

13.	Place Of Completion

Oslo, Norway

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: September 6, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary